SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934

Moxian, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

624697207

(CUSIP Number)

James Mengdong Tan

10 Anson Road, #35-11 International Plaza

Singapore 079903

+86 13480859706

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/14/2013, 2/22/2016, 6/15/2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 624697207	13D	Page 2 of 6 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stellar Elite Limited

EIN: n/a

Members of Group which are making their own Schedule 13D Filings:

James Mengdong Tan

Amazing Wave Limited (“Amazing Wave”)

Good Eastern Investment Holdings Limited (“Good Eastern”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 624697207	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”) of Moxian, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive office is located at Block A, 9/F, Union Plaza, 5022 Binjiang Avenue, Futian District Shenzhen City, Guangdong Province, China.

Item 2. Identity and Background.

(a) Stellar Elite Limited hereinafter referred to as the “Reporting Person” is a corporation incorporated under the laws of Samoa. The Reporting Person’s sole shareholder is Amazing Wave Limited, a corporation incorporated under the laws of Samoa. James Mengdong Tan, who is the former Chief Executive Officer and President of the Issuer is the Chief Executive Officer of Amazing Wave Limited. Mr. Tan was appointed as a Director of the Issuer on February 13, 2015 and was appointed as the Chief Executive Officer and President of the Issuer on June 30, 2015. On September 28, 2017, Mr. Tan resigned from his positions as a Director and Officer of the Issuer and each of its subsidiaries, effective September 29, 2017.

(b) The principal business address of the Reporting Person is Unit 1301, 13/F., Wing Tuck Commercial Centre, 177 Wing Lok Street, Sheung Wan, Hong Kong.

(c) The principal business of the Reporting Person is to hold investments and the Reporting Person has not engaged in any other business since its formation.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 624697207	13D	Page 4 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 1,332,000 shares of Common Stock (the “Shares”) previously held by it on November 14, 2013 for $112,379 paid by 8i Capital Limited a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Tan, to the seller of the Shares. On December 13, 2013, pursuant a 60 for 1 forward stock split the number of Shares increased to 79,320,000. On February 22, 2016, the Reporting Person agreed to cancel 39,660,000 of the Shares pursuant to a Share Cancellation Agreement with the Issuer and certain other shareholders, and as a result the Reporting Person thereafter owned 39,660,000 Shares. On June 20, 2016, the Issuer effected a 1 for 2 reverse stock split, which caused the Shares to be adjusted to 19,830,000. The shares held by the Reporting Person were the subject of an oral agreement between Mr. Tan and Low Seng Kai and Fan Min. Low Seng Kai and Fan Min are the former owners of the original technology used by the Issuer (the “Original Owners”). In 2012, Mr. Tan and the Original Owners agreed that the shares held by the Reporting Person represented a bonus pool, some or all of which would be paid to the Original Owners, or their designees, after the listing of the Issuer on a national securities exchange; provided, however, that Mr. Tan would retain all voting rights with respect to such shares as long as such shares were owned by the Original Owners or their designees (the “Agreement”).

        On June 15, 2017, pursuant to the Agreement, the Reporting Person transferred all 19,830,000 shares (the “Stellar Shares”) to the Original Owners’ designees: Global Innovative Investment Group Limited, a company incorporated under the laws of the British Virgin Islands and Low Mei Chiek, with each party receiving 9,915,000 shares. Global Innovative Investment Group Limited holds the Stellar Shares it received as a nominee for Fan Min and Low Mei Chiek holds the Stellar Shares she received as a nominee for Low Seng Kai. The Reporting Person currently does not hold any and has not owned any such shares since June 15, 2017. Pursuant to the Agreement, Mr. Tan still has all voting rights to the Stellar Shares, and reserves the right to vote such shares at any time in the future in his sole discretion.

Item 4. Purpose of Transaction.

The Reporting Person acquired the previously owned shares of Common Stock as a result of the transactions described in Item 3 herein. The purpose of the acquisition of the Shares by the Reporting Person on November 14, 2013 was in connection with the purchase of the majority of the shares of Secure NetCheckin, Inc. along with Moxian China Ltd. and Good Eastern Investment Holdings Limited. Secure NetChekin, Inc. was the former name of the Issuer.

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 624697207	13D	Page 5 of 6 Pages

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Person beneficially owns a total of 0 shares of the Issuer’s Common Stock which represents approximately 0% of the Issuer’s outstanding Common Stock.

(c) Except as described in Items 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) Not applicable.

(e) June 15, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

James Mengdong Tan, the owner of the Reporting Person and the Issuer’s former Chief Executive Officer and Director, is currently the beneficial owner of 9,990,000 shares of the Issuer’s Common Stock held by Good Eastern Investment Holdings Limited and 8i Capital, Ltd. which are wholly owned by him. As set forth above, Mr. Tan the Original Owners entered into the Agreement with respect to the Stellar Shares. While Mr. Tan continues to have voting rights over the Stellar Shares pursuant to the Agreement, neither he nor the Reporting Person have any dispositive power over such shares or right or interest in or to the proceeds of the sale of such shares.

Other than the foregoing, o the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

n/a

CUSIP No. 624697207	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 28, 2018

/s/ James Mengdong Tan
Amazing Wave Limited, sole shareholder of the Reporting Person

Title: Chief Executive Officer of Amazing Wave Limited

Name: James Mengdong Tan